Exhibit 99.5

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.

The Monthly Report on Financial Transactions at August 31, 2021 will be published on December 17, 2021.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	July			April to July
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Own-source revenue	7 247	8 158	911	25 803	33 526	7 723	29.9
Federal transfers	2 049	2 220	171	8 854	9 236	382	4.3
Consolidated revenue	9 296	10 378	1 082	34 657	42 762	8 105	23.4
Portfolio expenditures(2)	–8 805	–9 146	–341	–36 511	–38 896	–2 385	6.5
Debt service	–574	–701	–127	–2 382	–2 892	–510	21.4
Consolidated expenditure	–9 379	–9 847	–468	–38 893	–41 788	–2 895	7.4
SURPLUS (DEFICIT)(3)	–83	531	614	–4 236	974	5 210	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–283	–386	–103	–872	–1 188	–316	—
BUDGETARY BALANCE(4)	–366	145	511	–5 108	–214	4 894	—

Other own-source revenue increased by $1.1 billion (26.5%) to $5.2 billion, due to:

  a $608-million increase (55.4%) in duties and permits, owing mainly to the increase in mining revenues resulting from sustained metal prices in markets since 2020 and to the increase in revenues collected under Québec’s cap-and-trade system for greenhouse gas emission allowances;

  a $480-million increase (15.9%) in miscellaneous revenue, owing in particular to higher revenues from the sale of goods and services due to the easing of lockdown measures related to the COVID-19 pandemic compared to the same period in 2020.

Revenue from government enterprises increased by $683 million (105.2%) to $1.3 billion. This increase is mainly attributable to the impact of COVID-19 on the results of government enterprises in 2020-2021, particularly those of Loto-Québec and Hydro-Québec.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	July			April to July
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Income and property taxes
Personal income tax	2 675	2 928	253	10 440	12 571	2 131	20.4
Contributions for health services	518	645	127	1 885	2 428	543	28.8
Corporate taxes	764	970	206	1 964	3 451	1 487	75.7
School property tax	85	88	3	452	350	–102	–22.6
Consumption taxes	1 821	1 948	127	6 302	8 195	1 893	30.0
Tax revenue	5 863	6 579	716	21 043	26 995	5 952	28.3
Duties and permits	259	353	94	1 098	1 706	608	55.4
Miscellaneous revenue	848	853	5	3 013	3 493	480	15.9
Other own-source revenue	1 107	1 206	99	4 111	5 199	1 088	26.5
Total own-source revenue excluding revenue from government enterprises	6 970	7 785	815	25 154	32 194	7 040	28.0
Revenue from government enterprises	277	373	96	649	1 332	683	105.2
TOTAL	7 247	8 158	911	25 803	33 526	7 723	29.9

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	July			April to July
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Equalization	1 105	1 093	–12	4 418	4 373	–45	–1.0
Health transfers	575	680	105	2 299	2 718	419	18.2
Transfers for post-secondary education and other social programs	138	136	–2	553	544	–9	–1.6
Other programs	231	311	80	1 584	1 601	17	1.1
TOTAL	2 049	2 220	171	8 854	9 236	382	4.3

Expenditure in the Éducation portfolio increased by $388 million (7.9%) to $5.3 billion. This increase is explained in particular by the reopening of schools, which were temporarily closed in the spring of 2020 due to the COVID-19 pandemic.

Expenditure in the Enseignement supérieur portfolio increased by $116 million (4.6%) to $2.7 billion. This growth is due in part to the resumption of some activities that were limited in 2020-2021 in higher education institutions.

Expenditure in other portfolios increased by $113 million (0.9%) to $12.1 billion.

Debt service expenditure increased by $510 million (21.4%) to $2.9 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(5)
(unaudited data, millions of dollars)
	July			April to July
	2020(6)	2021	Change	2020-2021	(6)	2021-2022	Change	Change (%)
Santé et Services sociaux	4 143	4 420	277	17 014		18 746	1 732	10.2
Éducation	616	590	–26	4 941		5 329	388	7.9
Enseignement supérieur	587	589	2	2 547		2 663	116	4.6
Other portfolios(7)	3 355	3 434	79	12 035		12 148	113	0.9
Change in the application of the accounting standard respecting transfer payments(8)	104	113	9	–26		10	36	–138.5
Portfolio expenditures	8 805	9 146	341	36 511		38 896	2 385	6.5
Debt service	574	701	127	2 382		2 892	510	21.4
TOTAL	9 379	9 847	468	38 893		41 788	2 895	7.4

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenue and expenditure are established on an accrual basis of accounting. Revenue is recognized when earned and expenditure when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits, and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Beginning with the Monthly Report on Financial Transactions at December 31, 2020, the presentation of net financial surpluses (requirements) has been modified to make it comparable to the presentation used in the Québec Budget Plan – March 2021. Thus, the heading “Investments, loans and advances” now includes the change in short-term investments, and the heading “Retirement plans and other employee future benefits” now takes into account the reinvestment of investment income from the Retirement Plans Sinking Fund and specific funds. A new heading, “Deposits in the Generations Fund,” includes the financial requirements generated by the revenues dedicated to the Generations Fund.

For the period of April to July 2021, net financial requirements amount to $11.4 billion and are due to:

  the $974-million surplus resulting from the difference between government revenue and expenditure;

  the $7.4-billion financial requirements for investments, loans and advances, due primarily to an increase in short-term investments of $5.8 billion as part of overall cash management, as well as the growth in the consolidation value of government enterprises;(9)

  the $566-million financial requirements related to government capital investments, mainly due to investments of $2.1 billion, offset by amortization expenses of $1.5 billion;(9)

  the $1.0-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $2.2 billion, partially offset by the net cost of plans of $1.1 billion;(9)

  the $2.3-billion financial requirements for other accounts,(10) needs that arise notably from disbursements relating to expenditure recorded at the end of 2020-2021;

  the $1.2-billion financial requirements generated by the deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
	April to July
	2020-2021	2021-2022
SURPLUS (DEFICIT)(3)	–4 236	974
Non-budgetary transactions
Investments, loans and advances	–10 069	–7 355
Capital investments	–444	–566
Retirement plans and other employee future benefits	–883	–1 001
Other accounts(10)	–6 849	–2 262
Deposits in the Generations Fund	–872	–1 188
Total non-budgetary transactions	–19 117	–12 372
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–23 353	–11 398

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022

Results at July 31, 2021, that is, for the first four months of the fiscal year, showed a showed a budgetary deficit of $214 million.

According to the data presented in the fall 2021 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $6.8 billion is expected for 2021-2022, before the use of the stabilization reserve.

For the last eight months of the fiscal year, that is, from August 2021 to March 2022, the budgetary deficit will come from:

  results excluding initiatives presented in the fall of 2021, which will increase the deficit by $2.6 billion;

  - A significant portion of the anticipated annual expenditures will be made in the last eight months.

  the initiatives presented in the fall 2021 Update on Québec’s Economic and Financial Situation, of which a balance of $4.1 billion has yet to be recorded.

The use of the stabilization reserve will reduce the budgetary deficit to $5.6 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022
(millions of dollars)
2021-2022
BUDGETARY BALANCE(4) – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT JULY 31, 2021	–214
UPCOMING RESULTS FROM AUGUST 2021 TO MARCH 2022
Results excluding initiatives
– Consolidated revenue	88 310
– Consolidated expenditure	–88 766
– Deposits of dedicated revenues in the Generations Fund	–2 100
Subtotal	–2 556
Balance of initiatives in the November 2021 update to be recorded
– Coping with the cost of living	–946
– Taking action to combat the labour shortage and stimulate economic growth	–248
– Supporting families and helping communities	–444
– Continuing efforts to strengthen the health care system	–2 439
Subtotal	–4 077
TOTAL UPCOMING RESULTS	–6 633
PROJECTED BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 847
Use of the stabilization reserve	1 221
PROJECTED BUDGETARY BALANCE(4) – NOVEMBER 2021 UPDATE	–5 626

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2021 BUDGET

BUDGET FORECASTS FOR 2021-2022
(millions of dollars)
	March 2021		Fall 2021
	budget	Adjustments	update	(11)	Change (%)	(12)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 921	1 711	37 632		7.5
Contributions for health services	6 796	393	7 189		12.4
Corporate taxes	8 013	1 764	9 777		9.2
School property tax	1 113	–26	1 087		–6.0
Consumption taxes	23 325	950	24 275		13.6
Tax revenue	75 168	4 792	79 960		9.7
Duties and permits	4 853	325	5 178		12.2
Miscellaneous revenue	10 989	–8	10 981		11.1
Other own-source revenue	15 842	317	16 159		11.5
Total own-source revenue excluding revenue from government enterprises	91 010	5 109	96 119		10.0
Revenue from government enterprises	4 658	831	5 489		22.2
Total own-source revenue	95 668	5 940	101 608		10.6
Federal transfers	26 899	2 565	29 464		–4.1
Total consolidated revenue	122 567	8 505	131 072		6.9
CONSOLIDATED EXPENDITURE
Santé et Services sociaux	–52 358	–3 732	–56 090		2.5
Éducation	–18 312	202	–18 110		6.9
Enseignement supérieur	–9 491	27	–9 464		14.5
Other portfolios(7)	–40 981	–1 071	–42 052		8.6
Change in the application of the accounting standard respecting transfer payments	–732	382	–350		—
Portfolio expenditures	–121 874	–4 192	–126 066		5.8
Debt service	–8 613	48	–8 565		11.4
Total consolidated expenditure	–130 487	–4 144	–134 631		6.2
Provision for economic risks and other support and recovery measures	–1 250	1 250	—		—
SURPLUS (DEFICIT)(3)	–9 170	5 611	–3 559		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 080	–208	–3 288		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–12 250	5 403	–6 847		—
Use of the stabilization reserve	—	1 221	1 221		—
BUDGETARY BALANCE(4)	–12 250	6 624	–5 626		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five public service missions. This breakdown of the government’s expenditures into its main areas of activity is a stable indicator over time because it is usually not influenced by Cabinet shuffles. Moreover, since this breakdown is also used in public accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The public service missions are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last-resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists mainly of the activities of legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	July			April to July
	2020	(6)	2021	2020-2021	(6)	2021-2022
Health and Social Services	4 025		4 298	16 589		18 321
Education and Culture	1 282		1 279	7 862		8 361
Economy and Environment	1 281		1 383	4 927		5 203
Support for Individuals and Families	1 363		1 324	4 260		4 148
Administration and Justice	750		749	2 899		2 853
Change in the application of the accounting standard respecting transfer payments(8)	104		113	–26		10
TOTAL	8 805		9 146	36 511		38 896

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e. that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Change in the application of the accounting standard respecting transfer payments

The Québec government contributes to the funding of public infrastructure owned by third parties. In most cases, funding is provided through annual transfers paid according to a schedule that corresponds to the rate of repayment of the loans contracted by the recipients to carry out the projects.

For these infrastructure projects, the government changed the application of PS 3410, Transfer payments, to account for transfer expenditures based on the period of completion of eligible work by transfer recipients. Previously, transfer expenditures were recorded at the rate of disbursements authorized by Parliament and the balance of funded work was reported in contractual obligations. This change results in more timely recognition of transfer expenditures in the government’s consolidated financial statements.

In this monthly report, the estimated impact of this change has been accounted for retroactively and is presented in the consolidated expenditures in the line "Change in the application of the accounting standard respecting transfer payments." Public Accounts 2020-2021 present the final impact of the application of the accounting standard, including on the government’s accumulated deficit as at March 31, 2021.

Notes

(1)	A summary of the government’s accounting policies can be found on pages 74 to 77 of Volume 1 of the Public Accounts 2020-2021.
(2)	Portfolio expenditures include the impact of the change in the application of the accounting standard respecting transfer payments.
(3)	Balance as defined in the Public Accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	Consolidated expenditures by mission are presented in Appendix 2.
(6)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2021-2022 budgetary structure.
(7)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(8)

The change in the application of the accounting standard respecting transfer payments decreases cumulative expenditure at July 31, 2020. Expenditures that were previously recorded in the first months of the fiscal year are now recorded based on the estimated progress of the work performed by the recipients.

(9)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(10)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(11)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Update on Québec’s Economic and Financial Situation – Fall 2021.

(12)	This is the annual change compared to results in 2020-2021.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.